The Loev Law Firm, PC
6300 West Loop South, Suite 280
 Bellaire, Texas 77401
Telephone (713) 524-4110
 Facsimile (713) 524-4122

September 11, 2008

Blair F. Petrillo
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549
Facsimile Number:  202.772.9202
Phone Number:  202.551.3550

Re:	Michael Lambert, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 15, 2008
File No. 333-146517

Dear Mr. Petrillo:

In response to your letter dated August 26, 2008, Michael Lambert, Inc. (the “Company,” “we,” and “us”) has the following responses.

General

We note your response to prior comment 1 from our letter dated July 10, 2008.  Please advise or revise to include the financial statements required by Article 8 of Regulation S-X. In this regard, an audited balance sheet as of the end of each of the most recent two fiscal years, that is November 30, 2007 and November 30, 2006 should be provided.

RESPONSE:

The Company has revised the amended Registration Statement to include the information you have requested.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23 Plan of Operation for the Next Twelve Months, page 24.

We note your response to prior comment six from our letter dated July 10, 2008, as well as the disclosure added to pages 18 and 20 of the revised registration statement. Please clarify why your fundraising plans are contingent upon the current registration statement being declared effective. The company will not receive any proceeds from sales made by the selling shareholders under this registration statement.

RESPONSE:

The Company has added additional disclosure to page 18 and 20 of the amended Registration Statement to state that the Company plans “to wait to raise additional funding until this Registration Statement is declared effective so [it is] not deemed to be offering securities while in registration and so that [it does] not have any problems with integration of offerings under the Securities Act.”

In addition, please revise the disclosure on page 24 to include a discussion of how the company's operating plans will change if the company is unable to raise additional funds.

RESPONSE:

The Company has revised its disclosures under page 24 of the Prospectus to include a discussion of the Company’s operating plans moving forward in the event it is unable to raise additional funds.

Yours truly,

/s/ John S. Gillies
John S. Gillies
Associate